May 21, 2013

VIA EDGAR AND OVERNIGHT COURIER

Marc Thomas
Reviewing Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	PrivateBancorp, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 22, 2013
File No. 001-34066

Dear Mr. Thomas:

This letter is submitted on behalf of PrivateBancorp, Inc. (the “Company”) in response to the comments contained in the letter dated May 7, 2013 (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the Company's Annual Report on Form 10-K filed on February 22, 2013 (the “Form 10-K”).

For ease of reference, the relevant portion of the text of the Comment Letter with the Staff's comments has been reproduced in italics with management's responses set forth below each numbered comment.

Form 10-K for the Fiscal Year Ended December 31, 2012
Management's Discussion and Analysis of Financial Condition and Results of Operations
Financial Condition
Loan Portfolio and Credit Quality (excluding covered assets)
Delinquent Loans, Special Mention and Potential Problem Loans, and Nonperforming Assets
Table 15 - Nonperforming Assets and Restructured and Past Due Loans, page 58

1.
Please revise in future filings to clearly identify all troubled debt restructured loan balances, both accrual and nonaccrual, within the body of the table pursuant to Item III C of Guide III. In addition, changes should also be made to Table 16 Nonperforming Loans Rollforward and Table 17 Nonperforming Loans Stratification, to provide information related to trouble debt restructured loans.

Pursuant to Item III C of Guide III, historically we have separately shown the loan balances for troubled debt restructurings that are not included in nonaccrual loans in the Nonperforming Assets and Restructured and Past Due Loans table and included nonaccrual troubled debt restructurings in the nonaccrual loans. In response to the Staff's comment, we will include in future filings additional

Securities and Exchange Commission
Division of Corporation Finance
May 21, 2013

information to break out all troubled debt restructured loan balances, both accrual and nonaccrual, within the body of the table as well as in our Nonperforming Loans Rollforward and Nonperforming Loans Stratification tables. We included this expanded disclosure in Management's Discussion and Analysis of Financial Condition and Results of Operations, Table 14 - Nonperforming Assets and Restructured and Past Due Loans, Table 15 - Nonperforming Loans Rollforward and Table 16 - Nonperforming Loans Stratification of the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013, as filed with the Commission on May 9, 2013. These tables can be found on pages 75 to 78 of the Form 10-Q filing.

2.
We note your disclosure on page 60 and in Table 18 - Restructured Loans Accruing Interest Rollforward that during 2012, $23,840 in loans that were previously classified as accruing TDRs were subsequently re-underwritten as pass rate credits (i.e., loans that are not adversely classified) which is evidence that the borrower would no longer be considered “troubled,” and as such, the TDR classification was removed. In this regard, tell us and expand future filings to describe the types of modifications made which resulted in re-underwriting of the loans and subsequent removal from TDR classification. In your response, also address your accounting policy in determining when a loan will be removed from TDR classification. We reference ASC 310-40-50-2.

While ASC 310-40-50-2 indicates that TDRs need not be included in certain impaired loan disclosures in years after the restructuring if certain conditions are met, there is no authoritative guidance regarding when a loan may be removed from TDR status for impairment and TDR disclosure purposes. It is the Company's policy that a loan remains classified as a TDR for impairment recognition and disclosure purposes until the loan is either fully repaid, or re-underwritten at market terms and an evaluation of the loan at that time determines that it does not meet the definition of a TDR under ASC 310-40-20 and ASC 310-40-15-5. When a loan is re-underwritten, the loan is no longer considered a TDR if the new terms do not represent a concession, the borrower is no longer experiencing financial difficulty, and the re-underwriting is executed at current market rates for new debt with similar risk.

During 2012, the Company re-underwrote eight TDRs totaling $23.8 million that, at the time of re-underwriting, were at market terms and an evaluation of the loans determined that they did not meet the definition of a TDR under current accounting guidance because the loans qualified as pass-rated credits due to the strengthened financial condition of the borrowers. Seven of the eight loans, with an aggregate loan balance of $23.0 million, were re-underwritten in conjunction with the loan maturity. None of the eight loans had principal or interest forgiveness at the time the loan was originally classified as a TDR.

The Company will include in future filings additional information to the extent material to explain removal of the TDR classification. See pages 71 to 73 and 79 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013, as filed with the Commission on May 9, 2013.

Securities and Exchange Commission
Division of Corporation Finance
May 21, 2013

Note 22. Variable Interest Entities, page 154

3.	We note the disclosures relating to the troubled debt restructured loans for the periods presented. So that we may have a better understanding of these disclosures please address the following:

•
Describe the general capital structure of the borrower entities both before and after the restructuring of the terms of the debt, which would have resulted in the determination that the borrower would typically meet the definition of a variable interest entity (i.e. VIE); and

The Company believes that the classification of a loan as a TDR inherently implies that the total equity investment at risk, both before and after the restructuring of the terms of the debt, is not sufficient to permit the borrower to finance its activities without the restructured financing arrangement. If the borrower's equity investment at risk was sufficient to finance its activities, the Company would not have granted, and the borrower would not have required, the concessions made by the Company under the restructuring which resulted in the TDR classification pursuant to ASC 310-40-20. The modification that gave rise to the TDR also does not generally result in a change in the capital structure of the borrower. As such, the Company believes that borrower entities meet the definition of a VIE per ASC 810-10-15-14(a) following a TDR.

•
Address specifically who has the power to direct the activities that most significantly impact the economic performance of the VIE(s) and how it was determined that it was the other party and not the company that was the primary beneficiary.

In connection with the execution of TDRs, the Company includes protective covenants in its restructured financing arrangements with borrowers. The Company considers these rights to be protective rights (as defined in ASC 810-10-20), rather than participating rights (as defined in ASC 810-10-20), because the rights granted to the Company under the restructured financing arrangements do not provide the Company with the power to direct the activities that most significantly impact the economic performance of the TDR borrowers. Though the Company may absorb variability that could potentially be significant to the TDR borrowers through its loans and other interests, the Company does not have the power to direct the activities that most significantly impact the economic performance of the TDR borrowers. Therefore, the Company is not the primary beneficiary of any of its TDR borrowers and the TDR borrowers are not consolidated into the Company's financial statements.

In addition, please provide us with additional information so that we may understand the relationship between the troubled debt “accrual and nonaccrual” restructured loan disclosures in Note 4 to the information included herein in Note 22 to the financial statements.

Securities and Exchange Commission
Division of Corporation Finance
May 21, 2013

Per ASC 810-10-15-4, only legal entities and not natural persons are subject to the consolidation guidance in ASC 810. Additionally, per ASC 810-10-15-17(a), the VIE guidance does not apply to interests in not-for-profit entities. Thus, for purposes of the Company's consideration of whether TDR borrowers are VIEs, only for-profit legal entities (i.e., commercial borrowers) are analyzed. The accrual and nonaccrual TDR loan disclosures in Note 4 include all TDRs, including loans to not-for-profit entities and personal loans, while the VIE disclosure regarding TDRs in Note 22 pertains only to commercial borrowers. To provide the differentiation of this definitional nuance to the reader, we have specifically titled the line item in the table contained in Note 22 as “TDRs to commercial clients” and in the narrative to the note we qualified the descriptions as “certain troubled commercial loans”. A reconciliation of the TDRs disclosed in Note 4 and Note 22 is presented below.

	12/31/2012	12/31/2011
Total accruing TDRs from Note 4	$60,980	$100,909
Total nonaccrual TDRs from Note 4	64,792	75,404
Total TDRs, accruing and nonaccrual	125,772	176,313
Less: TDRs to not-for-profit entities and personal loans	(12,741)	(30,304)
Total commercial TDRs reported in Note 22	$113,031	$146,009

********

In response to the request on the final page of the Comment Letter, the Company hereby acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in its filings; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
Division of Corporation Finance
May 21, 2013

If you have any questions regarding the foregoing, please feel free to contact me by phone at (312) 564-6801.

Sincerely,

/s/ Kevin M. Killips
Name:    Kevin M. Killips
Title:        Chief Financial Officer

Cc:	Jennifer R. Evans
General Counsel

Chris Harley
Securities and Exchange Commission